Reporting Person Information

Name:

Saturnino S. Fanlo

Address:

c/o KKR Financial Corp.
Four Embarcadero Center, Suite 2050
San Francisco, CA 94111

Issuer & Ticker Symbol: KKR Financial Corp. [KFN]

Date of Event Requiring Statement: 6/23/2005

The interests in stock of Issuer reported on this Form 3 are held by KKR Financial LLC. The Reporting Person has an ownership interest in KKR Financial LLC and may be deemed to be the beneficial owner of such interests in stock of Issuer held by KKR Financial LLC. However, the Reporting Person disclaims that he is the beneficial owner of such interests in stock of Issuer, except to the extent of his pecuniary interest in such interests in stock of Issuer.

The filing of this statement shall not be deemed an admission that, for purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise, the Reporting Person is the beneficial owner of all such interests in stock of Issuer covered by this statement.